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March 18, 2026

VIA EDGAR / EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Daniel Duchovny

Re:	Lands’ End, Inc.

Schedule TO-T filed by LEWHP, LLC

Filed February 26, 2026

File No. 005-38004

Dear Mr. Duchovny:

This letter sets forth the responses of LEWHP, LLC (“Purchaser”), a wholly owned indirect subsidiary of WH Topco, L.P. (d/b/a WHP Global) (“WHP Global” and, together with Purchaser, the “Offer Parties”), to the letter dated March 4, 2026 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Tender Offer Statement on Schedule TO-T (the “Tender Offer Statement”) filed by Purchaser with the Commission on February 26, 2026. Concurrently with the submission of this letter, the Offer Parties are filing Amendment No. 1 to the Tender Offer Statement (“Amendment No. 1”) with the Commission.

The Staff’s comments are repeated below and are followed by the Offer Parties’ response. Statements about the Offer Parties or otherwise regarding actions or acknowledgments of the Offer Parties are based on representations from the Offer Parties.

The Offer Parties do not believe the changes reflected in Amendment No. 1 are material to the holders of the Shares and do not intend to extend the Offer following the filing of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in the Tender Offer Statement.

Schedule TO-T

General

1.	Staff comment: Please provide us with your detailed legal analysis explaining why you do not believe WH Topco, L.P., as parent of LEWHP, LLC, is a bidder in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Division of Corporate Finance

March 18, 2026

Response: In response to the Staff’s comment, the Offer Parties have amended the Tender Offer Statement to include WHP Global as a bidder and an additional filing person in Amendment No. 1.

Offer to Purchase -- Summary Term Sheet, page 1

2.	Staff comment: We note your disclosure on page 3 as to why you do not believe the financial condition of the bidder to be material to the decision of security holders to tender their securities in the offer. We note that you are outside the purview of Instruction 2 to Item 10 of Schedule TO, which articulates when financial statement are not material, because this is a partial offer by non-reporting bidders. In addition, the offer is for approximately 7% of LE’s outstanding common shares, with the possibility of acquiring an additional 2%. Under these circumstances, we believe that bidders’ financial statements and pro formas are material. Please include the disclosure required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A. Additionally, confirm that you will disseminate offer materials that include the referenced financial statement information.

Response: The Offer Parties respectfully acknowledge the Staff’s comment and advise the Staff that they do not believe the financial information of the Offer Parties is material to a holder’s decision to tender Shares in the Offer. Accordingly, the Offer Parties believe such financial statements are not required to be included in the Tender Offer Statement.

Item 10 of Schedule TO requires disclosure of financial information regarding the offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) identifies several factors for determining materiality, including the bidder’s ability to pay for securities sought and whether the offer is subject to a financing condition. As the Release notes, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Notably, the Release is consistent with the view that Instruction 2 of Item 10operates as a safe harbor and therefore not the exclusive means for determining whether financial statements should be deemed material.1

In accordance with the above provisions and Commission guidance, the Offer Parties respectfully submit that their financial information is not material to holders in determining whether to tender their Shares because the information material to such holders is whether the Offer Parties have the financial resources to pay for tendered Shares.

The information set forth below is also disclosed in the Offer to Purchase:

•	The Offer is being made solely for cash.

[1]	The full text of Instruction 2 of Item 10 of Schedule TO is as follows: “Financial statements are not considered material when: (a) The consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class. Financial information may be required, however, in a two-tier transaction. See Instruction 5 below.” The Release describes the instruction as “specifying when the financial statements of a bidder are not material and do not have to be provided” and states that “under the circumstances specified in the new instruction, the burden of providing the bidder’s financial information in tender offer materials may outweigh the usefulness of the information to security holders.”

Division of Corporate Finance

March 18, 2026

•	The Offer is not subject to any financing condition.

•	The Offer Parties have access to sufficient funds to complete the Offer, including $250 million in committed debt financing through the 2026 Incremental Term Facility pursuant to the fully executed Debt Commitment Letter from Morgan Stanley Senior Funding, Inc., Jefferies Finance LLC, Deutsche Bank AG New York Branch, Bank of Montreal and Wells Fargo Bank, National Association. In addition, as of January 31, 2026, WHP Global and its controlled affiliates had a revolving credit facility that allows for $175 million in aggregate borrowings, all of which remains undrawn and is available to be drawn. As of January 31, 2026, WHP Global and its controlled affiliates also had approximately $225 million in cash and cash equivalents on hand.

•	The total funds required to close the Offer will be approximately $100 million (assuming 2,222,222 Shares are accepted for payment in the Offer), which is well within the available resources disclosed above.

•	Shares tendered and accepted for payment will be exchanged for cash, and holders of such Shares will have no continuing interest in WHP Global after the Offer closes. Accordingly, the financial condition of WHP Global following the closing of the Offer is not relevant to holders who may tender their Shares.

The Offer Parties respectfully acknowledge the Commission’s additional guidance in footnote 195 to the Release, which states that the financial information of a bidder can be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.”

However, the Offer Parties respectfully submit that the concerns underlying footnote 195 are not implicated here. Even if the Offer is fully subscribed, Purchaser will own only approximately 7.3% of the issued and outstanding Shares, which does not constitute controlling or dominant ownership in Lands’ End. As disclosed in the Offer to Purchase, Lands’ End will remain a publicly traded company on Nasdaq following completion of the Offer, and the Offer is not being conducted in connection with or anticipation of any going private transaction. Furthermore, as disclosed in the Offer to Purchase, other than this Offer and the Transactions, the Offer Parties have no plans to initiate any material changes or enter into any significant transactions with respect to Lands’ End, including mergers or similar transactions, asset sales, transfers or dispositions, changes to the composition of the board of directors, the delisting of Shares or changes to the dividend policy.2

The Offer Parties respectfully advise the Staff that, while Rule 14e-1(b) allows bidders to accept up to an additional 2% of the class of securities that is the subject of the tender offer without an extension (17 CFR § 240.14e-1(e)), the Offer Parties will not accept Shares in excess of the Offer Cap of 2,222,222 Shares.

Offer to Purchase -- Conditions of the Offer, page 34

3.	Staff comment: We note that the tender offer is conditioned on the closing of the Transactions and that the Transactions are conditioned on the closing of the tender offer. Please revise your disclosure to describe when and how the determination of the satisfaction of the tender offer condition will be made.

[2]	See, for example, Cottage Holdco B.V.’s Tender Offer Statement on Schedule TO-T (File No. 005-87529) filed with the Commission February 13, 2019 and related correspondence filed with the Commission on February 26, 2019 and Trawlers Limited’s Tender Offer Statement on Schedule TO-T (File No. 005-86956) filed with the Commission on January 17, 2024 and related correspondence filed with the Commission on February 12, 2024.

Division of Corporate Finance

March 18, 2026

Response: The Offer Parties acknowledge the Staff’s comment regarding the interdependent nature of closing of the Offer and the closing of the Transactions. In response, the Offer Parties have revised Section 15 — “Conditions of the Offer” to remove the condition that closing of the Transactions occurs substantially concurrently with the closing of the Offer.

In addition, the Offer Parties have revised the Tender Offer Statement to clarify the objective, pre-closing components against which the Transaction-related offer condition (the MIPA Compliance Condition) will be tested.

As revised, the MIPA Compliance Condition requires that, at the then-scheduled Expiration Time, Sellers have complied with and performed in all material respects their obligations required to be complied with or performed by them pursuant to the Purchase Agreement at or prior to the closing of the Transactions.

The Offer Parties respectfully submit that these revisions make clear to holders when and how the transaction-related offer condition will be determined to be satisfied. The Offer to Purchase now explains that determination is made at a specific point in time (i.e., at the then-scheduled Expiration Time) and is based on objective closing deliverables and certifications that must exist as of the then-scheduled Expiration Time.

4.	Staff comment: We note that you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: In response to the Staff’s comment, the Offer Parties have revised the penultimate paragraph of Section 15 — “Conditions of the Offer” as follows to make clear that all Offer Conditions must be satisfied or waived prior to the expiration of the Offer and to remove language suggesting that conditions may be asserted after expiration (additions are underlined and deletions are indicated by strikethrough for convenience):

“The foregoing conditions are for the sole benefit of WHP Global and Purchaser and, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, may be waived by WHP Global and Purchaser, in whole or in part at any time and from time to time prior to the Expiration Time, in their sole discretion. ~~The failure by WHP Global, Purchaser or any other affiliate of WHP Global at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.~~”

5.	Staff comment: Refer to the disclosure in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Offer Parties supplementally confirm their understanding of the Staff’s position regarding the waiver of triggered offer conditions and any resulting obligation to extend the Offer and recirculate disclosure.

***

Division of Corporate Finance

March 18, 2026

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Sophia Hudson, P.C., of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson, P.C.
Sophia Hudson, P.C.

cc:	Yehuda Shmidman

WH Topco, L.P.

Leia Pearl Andrew

Kirkland & Ellis LLP